May 3, 2005

Mail Stop 0305

 BY U.S. Mail and Facsimile [ (973) 233 - 1299 ]

 Mr. Eduardo Rodriguez
  Chief Executive Officer
GLOBAL CONCEPTS, LTD.
14 Garrison Inn Lane
Garrison, New York  10524

 	Re:	Global Concepts, Ltd.
 		Item 4.01 Form 8-K, filed March 9, 2005 and
 		Item 4.01 Form 8-K, filed April 21, 2005
 		File No. 0-25319

Dear Mr. Rodriguez:

	We have reviewed the above referenced filings for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within 5 business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. An amendment to each of the Item 4.01 Forms 8-K should be filed immediately.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



May 3, 2005

Mr. Eduardo Rodriguez
Global Concepts, Ltd.
Page 2


ITEM 4.01 FORM 8-K
(Filed March 9, 2005)

1. With respect to the Item 4.01 Form 8-K filed on March 9, 2005, we note that the Exhibit 16.1 letter from Bagell, Josephs & Company, LLC, your previously former auditors, was to be filed by amendment.
Please amend the March 9, 2005 Form 8-K filing immediately to include the Exhibit 16.1 letter from the former auditors, Bagell, Josephs &
Company, LLC. Please note the Exhibit 16.1 letter was required to be filed no later than 10 business days after the initial filing of the
Item 4.01 Form 8-K.  See Item 304(a)(3) of Regulation S-B.


ITEM 4.01 FORM 8-K
(Filed April 21, 2005)

2. In addition, with respect to the Item 4.01 Form 8-K filed on April
21, 2005, please amend this filing to include, as Exhibit 16.1, a letter from Joseph Troche, CPA, your former principal independent accountant, indicating whether or not they agree with your disclosures in the amended Item 4.01 Form 8-K. Reference is made to
Item 304(a)(3) of Regulation S-B.


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

May 3, 2005

Mr. Eduardo Rodriguez
Global Concepts, Ltd.
Page 3


* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing Comments

	Any questions concerning the above comments may be directed to the undersigned at (202) 551-3328.

							Sincerely,



							Beverly A. Singleton
							Staff Accountant

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